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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2014

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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EROS INTERNATIONAL PLC

Form 6-K

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

		September 30,	March 31,
	Note	2014 (unaudited)	2014
ASSETS
Non-current assets
Property, plant and equipment		$9,652	$10,166
Goodwill		1,878	1,878
Intangible assets - trade name		14,000	14,000
Intangible assets - content	5	620,427	577,704
Intangible assets - others		1,246	1,515
Available-for-sale financial assets	4	30,340	30,340
Trade receivables and other receivables		11,662	12,056
Deferred tax assets		99	77
Total Non-current assets		$689,304	$647,736

Current assets
Inventories		$542	$566
Trade receivables and other receivables		132,232	111,649
Current tax receivable		294	611
Cash and cash equivalents		176,665	145,449
Total current assets		309,733	258,275

Total assets		$999,037	$906,011

LIABILITIES
Current liabilities
Trade and other payables		$30,093	$31,611
Short-term borrowings	6	81,401	92,879
Current tax payable		3,846	4,090
Total current liabilities		$115,340	$128,580

Non-current liabilities
Long-term borrowings	6	$168,552	$165,254
Other long-term liabilities		422	393
Derivative financial instruments	4	13,492	11,483
Deferred tax liabilities		23,048	22,260
Total Non-current Liabilities		$205,514	$199,390

Total liabilities		$320,854	$327,970

EQUITY
Share capital	7	$29,832	$26,322
Share premium		318,705	223,333
Reserves		346,445	342,856
Other components of equity		(43,120)	(39,315)
JSOP reserve		(25,505)	(25,505)

Equity attributable to equity holders of Eros International Plc		$626,357	$527,691
Non-controlling interest		51,826	50,350

Total equity		$678,183	$578,041
Total liabilities and shareholders’ equity		$999,037	$906,011

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited; in thousands, except per share amounts)

		Three Months Ended September 30,		Six Months Ended September 30,
	Note	2014	2013	2014	2013
Revenue	14	$49,915	$44,024	$95,277	$84,987
Cost of sales		(29,505)	(26,296)	(62,729)	(54,664)
Gross profit		20,410	17,728	32,548	30,323
Administrative cost		(11,935)	(11,366)	(21,901)	(15,791)
Operating profit		8,475	6,362	10,647	14,532
Financing costs		(1,970)	(2,784)	(4,443)	(5,142)
Finance income		1,255	327	2,108	983
Net finance costs		(715)	(2,457)	(2,335)	(4,159)
Other (losses)/gains	10	(288)	(323)	(1,887)	5,177
Profit before tax		7,472	3,582	6,425	15,550
Income tax expense		(3,148)	(785)	(4,689)	(3,908)
Profit for the period		$4,324	$2,797	$1,736	$11,642

Attributable to:
Equity holders of Eros International Plc		$2,923	$1,199	$(936)	$8,811
Non-controlling interest		1,401	1,598	2,672	2,831

Earnings per share (cents)
Basic earnings/(loss) per share	9	5.3	3.0	(1.8)	22.3
Diluted earnings/(loss) per share	9	5.2	2.9	(2.0)	22.0

The accompanying notes are integral part of these unaudited condensed consolidated financial statements

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited; in thousands)

	Three Months Ended September 30,		Six Months Ended September 30,
	2014	2013	2014	2013

Profit for the period	$4,324	$2,797	$1,736	$11,642

Other comprehensive loss:
Items that will be subsequently reclassified to profit and loss
Exchange differences on translating foreign operations	(4,551)	(8,298)	(5,738)	(21,383)
Cash flow hedges
Reclassification to profit and loss	201	310	402	617

Total other comprehensive loss for the period	$(4,350)	$(7,988)	$(5,336)	$(20,766)
Total comprehensive loss for the period net of tax	$(26)	$(5,191)	$(3,600)	$(9,124)

Attributable to:
Equity holders of Eros International Plc	$89	$(4,617)	$(4,741)	$(5,580)
Non-controlling interests	(115)	(574)	1,141	(3,544)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

		Six Months Ended September 30,
	Note	2014	2013
Cash flows from operating activities:
Profit before tax		$6,425	$15,550
Adjustments for:
Depreciation		606	359
Share-based payment	8	10,248	6,669
Amortization of intangible film rights and related content	5	50,450	43,450
Amortization of other intangibles assets		247	251
Other non-cash items	11	2,198	(4,734)
Net finance costs		2,335	4,159
Gain on disposal of property, plant and equipment		(3)	—
Changes in trade receivables and other receivables		(18,004)	(15,687)
Changes in inventories		12	5
Changes in trade payables and other payables		(8,436)	(2,898)
Cash generated from operations		46,078	47,124
Interest paid		(4,029)	(4,229)
Income taxes paid		(3,078)	(2,258)
Net cash generated from operating activities		$38,971	$40,637

Cash flows from investing activities:
Advance given to an undertaking	15	(2,465)	—
Purchases of property, plant and equipment		(312)	(68)
Proceeds from disposal of property, plant and equipment		22	8
Purchase of intangible film rights and related content		(102,508)	(61,229)
Purchase of other intangible assets		—	(121)
Interest received		1,059	1,611
Net cash used in investing activities		$(104,204)	$(59,799)

Cash flows from financing activities:
Proceeds from issue of share capital net of transaction cost $6,057 (2013:$Nil)		92,337	831
Proceeds from issue of shares by subsidiary		1,126	—
Proceeds in respect of prospective allotment of shares	7	10,000	—
Proceeds from issuance of short term debt		11,301	—
Repayment of/proceeds from short term debt (net)		(15,689)	8,225
Proceeds from long term borrowings		12,284	12,897
Repayment of long term borrowings		(14,099)	—
Net cash generated from financing activities		$97,260	$21,953

Net increase in cash and cash equivalents		32,027	2,791
Effect of exchange rate changes on cash and cash equivalents		(811)	(4,357)
Cash and cash equivalents, beginning of period		145,449	107,642
Cash and cash equivalents, end of period		$176,665	$106,076

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

(Loss)/ profit for the period	—	—	—	—	—	—	—	—	(936)	—	(936)	2,672	1,736

Other comprehensive (loss)/ income for the period	—	—	(4,207)	—	—	402	—	—	—	—	(3,805)	(1,531)	(5,336)

Total comprehensive (loss)/ income for the period	—	—	(4,207)	—	—	402	—	—	(936)	—	(4,741)	1,141	(3,600)

Issue of shares (Net of transaction cost $6,057)	3,510	88,858	—	—	—	—	—	—	—	—	92,368	—	92,368

Share based compensation	—	6,514	—	—	—	—	—	—	3,734	—	10,248	—	10,248

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	791	—	—	791	335	1,126

Balance as of September 30, 2014	$29,832	$318,705	$(48,065)	$5,802	$1,528	$(2,385)	$(22,752)	$62,994	$306,203	$(25,505)	$626,357	$51,826	$678,183

The accompanying notes form an integral part of these financial statements.

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EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2013	$22,653	$159,547	$(32,742)	$5,802	$1,528	$(4,020)	$(22,752)	$62,097	$271,970	$(25,505)	$438,578	$47,598	$486,176

Profit for the period	—	—	—	—	—	—	—	—	8,811	—	8,811	2,831	11,642

Other comprehensive (loss)/ income for the period	—	—	(15,008)	—	—	617	—	—	—	—	(14,391)	(6,375)	(20,766)

Total comprehensive (loss)/ income for the period	—	—	(15,008)	—	—	617	—	—	8,811	—	(5,580)	(3,544)	(9,124)

Issue of Shares	992	—	—	—	—	—	—	—	—	—	992	—	992

Share based compensation	29	5,449	—	—	—	—	—	—	1,191	—	6,669	—	6,669

Balance as of September 30, 2013	$23,674	$164,996	$(47,750)	$5,802	$1,528	$(3,403)	$(22,752)	$62,097	$281,972	$(25,505)	$440,659	$44,054	$484,713

The accompanying notes form an integral part of these financial statements.

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EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and “the Company”) and its subsidiaries’ (together with the Company, the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our Prospectus filed with the U.S. Securities and Exchange Commission on July 11, 2014 for the fiscal year ended March 31, 2014 (the "Prospectus"). The condensed interim financial statements for the six months ended September 30, 2014 were approved by the Eros Board of Directors and authorized for issue on May 12, 2015.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2014.

Accounting and reporting pronouncements not yet adopted

The following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective.

In July 2014, the IASB issued amendments to IFRS 9 – Financial Instruments (“IFRS 9”) that introduce a new impairment model and modify the existing classification and measurements guidance. IFRS 9 as amended in 2014 is effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Company is currently evaluating the impact that this amended standard will have on its consolidated financial statements.

In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 38 “Intangible Assets” (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of intangible assets. However this presumption can only be rebutted in two limited circumstances:

a)	the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or

b)	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for the annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company is currently evaluating the impact that this amendment to IAS 16 and IAS 38 will have on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 “Revenue from Contract with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Program”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfers of Assets from Customers and SIC-31 Revenue - Barter Transactions Involving Advertising Services”. IFRS 15 applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2017. Early adoption is permitted.

IFRS 15 introduces the requirement to identify performance obligations in customer contracts and to recognize revenue when an entity satisfies the performance obligations in the contract. The standard permits entities to transition following either a full retrospective approach or a modified retrospective approach. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

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2.	CONCENTRATIONS RISK

Customers

No individual customer accounted for more than 10% of total consolidated revenues for the three and six months ended September 30, 2014 and 2013. The Group trade receivable does not represent a significant concentration of credit risk as of September 30, 2014 or March 31, 2014 due to the variety of customers and their dispersion across many geographic areas.

3.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis. They are all category Level 2:

Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
	(in thousands)
Derivative assets	1,148	(1,148)	-
Total	1,148	(1,148)	-

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
	(in thousands)
Derivative liabilities	(14,640)	1,148	(13,492)
Total	(14,640)	1,148	(13,492)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at September 30, 2014 are as follows:

	Fair value As at
	September 30, 2014	March 31, 2014
	(in thousands)
2012 Interest Rate Cap	$(1,148)	$(1,853)
2012 Interest Rate Floor	7,320	6,668
2012 Interest Rate Collar	7,320	6,668
Total	$13,492	$11,483

None of the above derivative instruments is designated in a hedging relationship. A loss of $2,009,000 and a gain of $5,002,000 in the six months ended September 30, 2014 and 2013 respectively in respect of the above derivative instruments has been charged/(credited) to the income statement within other gains and losses. Fair value of all interest rate derivatives has been derived using the binomial model.

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4.      FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (continued)

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets
(in thousands)

As at September 30, 2014	$30,340

As at March 31, 2014	$30,340

There were no transfers between any Levels in any of the years.

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at September 30, 2014
Film and content rights	$880,745	$(487,782)	$392,963
Content advances	227,464	—	227,464
Non-current content assets	$1,108,209	$(487,782)	$620,427

As at March 31, 2014
Film and content rights	$847,095	$(449,413)	$397,682
Content advances	179,605	—	179,605
Film productions	417	—	417
Non-current content assets	$1,027,117	$(449,413)	$577,704

Changes in the content assets are as follows:

	Six months ended September 30, 2014	Twelve months ended March 31, 2014
	(in thousands)
Film productions
Opening balance	$417	$1,170
Exchange difference	—	(113)
Transfer to content advances	(417)	—
Transfer to film and content rights	—	(640)
Closing balance	$—	$417

Content advances
Opening balance	$179,605	$163,781
Additions (net of impairment loss of $749 (2014: $4,081))	100,409	162,495
Exchange difference	(3,507)	(9,706)
Transfer from film productions	417	—
Transfer to film and content rights	(49,460)	(136,965)
Closing balance	$227,464	$179,605

Film and content rights
Opening balance	$397,682	$370,353
Amortization	(50,450)	(99,620)
Exchange difference	(3,729)	(10,656)
Transfer from content assets	49,460	137,605
Closing balance	$392,963	$397,682

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6.	BORROWINGS

An analysis of borrowings is shown in the table below.

	Nominal Interest Rate	Maturity	As at September 30, 2014	As at March 31, 2014
Asset backed borrowings		%

Term loan	BPLR+2.75%	2014-15	$—	$165
Term loan	13.3-15%	2014-15	376	645
Term loan	10-15%	2017-18	168	—
Term loan	10-15%	2014-15	9	21
Term loan	5% – 7%	2016-17	17	17
Term loan	BPLR+1.80%	2016-17	14,799	16,650
Term loan	BPLR+2.75%	2017-18	3,647	4,384
Term loan	13%	2018-19	11,905	—
Term loan	BPLR+2.75%	2018-19	—	2,679
Export credit & overdraft	BPLR+1.00% - 3.50%	—	14,769	15,695
Export credit & overdraft	LIBOR+3.50%	—	23,021	23,997
Short term loan	LIBOR+2.75%	—	—	5,500
			$68,711	$69,753
Unsecured borrowings

Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	150,000	158,750
Commercial papers	10% – 13%	—	24,217	13,320
Export credit & overdraft	BPLR+3.90%	—	—	6,735
Short term loan	BPLR+3.50%	—	448	2,775
Other borrowings	10.5%	2021-22	8,013	8,516
			$182,678	$190,096

Nominal value of borrowings			251,389	259,849
Cumulative effect of unamortized costs			(1,436)	(1,716)
Instalments due within one year			(81,401)	(92,879)
Long-term borrowings - at amortized costs			$168,552	$165,254

Base Rate (“BR”) is the interest rate set by the Bank of England. Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Fair value of the long term borrowing as at September 30, 2014 is $178,494,000 (March 2014: $179,106,000). Fair values of long term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market rates available to the Group. Carrying amount of short term borrowings approximates fair value as the facilities have short maturities and can be repaid at anytime.

In October 2014, Eros completed an offering of 6.50% Retail Bonds (due 2021), raising £50,000,000 GBP (USD $77,930,000) in total proceeds net of transaction cost of approximately £1 million (USD $1,791,000). Interest on these bonds is payable biannually on April 15 and October 15 each year.

The terms of the revolving facility stipulated certain repayments in excess of the permitted financial indebtedness (“PFI”) on the occurrence of a capital markets issue. As a result of the retail bond offering in October 2014, certain amounts in excess of the PFI were potentially due for repayment. The Company has since renegotiated the terms of the facility and effective from February 13, 2015, no prepayment was necessary.

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7.	ISSUED SHARE CAPITAL

	Number of Shares	Great British Pounds (GBP)
		(in thousands)
Authorized
A ordinary shares of 30p each at September 30, 2014 and March 31, 2014	57,778,113	17,333
B ordinary shares of 30p each at September 30, 2014 and March 31, 2014	25,555,220	7,667

	Number of Shares			USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares	(in thousands)
As at March 31, 2013	—	—	124,317,367	22,653
Issue of shares on August 12, 2013	—	—	1,431,000	221
Issue of shares on September 18, 2013	—	—	5,029,935	800
Three-for-one stock split and conversion on November 18, 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,630	—	—	2,648
As at March 31, 2014	23,519,340	25,555,220	—	26,322
Issue of shares on July 15, 2014	6,675,000	—	—	3,434
Issue of shares on July 23, 2014	112,445	—	—	58
Issue of shares on September 9, 2014	36,000	—	—	18
As at September 30, 2014	30,342,785	25,555,220	—	29,832

On April 24, 2012, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to effect a three-for-one split of the Company’s share capital pursuant to which each ordinary share of the Company was subdivided into 3 shares at a par value of GBP 0.30 per share on November 18, 2013. Immediately prior to the listing, all the outstanding ordinary shares were converted into 18,037,710 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares. ‘B’ ordinary shares are the shares held by Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla ( collectively, the “Founders Group”). ‘B’ ordinary shares are entitled to ten votes each and ‘A’ ordinary shares are entitled to one vote each on all matters upon which the ordinary shares are entitled to vote. All other rights of the A and B ordinary shares are the same.

On July 9, 2014, Eros completed a follow-on offering on the NYSE of 6,787,445 shares at a price of $14.50 per share to the public, raising $92.3 million in new capital (net of transaction costs of $6.1 million).

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued to fulfill an award to certain independent directors at $15.97 per share, based on the closing share price on the NYSE on June 5, 2014.

On September 23, 2014, the Company received $10,000,000 in respect of a prospective issue of 668,449 ‘A’ ordinary shares at $14.96 per share based on the closing share price on the NYSE on that date. Pending completion of the relevant application the amount so received has been classified as Trade and other payables at September 30, 2014.

Subsequently, on fulfilment of the application conditions, the shares were issued on November 25, 2014.

8.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending September 30,		Six months ending September 30,
	2014	2013	2014	2013
	(in thousands)
JSOP	$359	$626	$862	937
IPO India Plan	49	100	98	255
Management Scheme (Staff Share Grant)	5,058	5,477	9,288	5,477
	$5,466	$6,203	$10,248	$6,669

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ Ordinary share options with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These options with $Nil exercise price vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. Subsequent to the end of the period, 487,500 of the 525,000 shares under option were issued on December 1, 2014. These restricted share awards will vest subject to the employee remaining in service until May 31, 2015. None of the awards were forfeited during the period.

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On September 12, 2014, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2014 JSOP deed”) in respect of 242,035 of the available ‘A’ ordinary shares that it already held with an employee. These options, issued at a strike price of $15.34 and fair value of $4.53 each, are subject to service and performance conditions set out in the 2014 JSOP deed. After May 31, 2017, some or all of the shares under the deed will vest automatically when a specified level of total shareholder return and market price per share, as applicable, is met. Until a participant’s rights in these shares vest and any share price condition is met, the rights to vote and receive dividends associated with such unvested shares will remain with the trustee. The level of shareholders’ return is calculated as a percentage movement in the market price of the shares of Eros from the grant date to vesting date.

On April 17, 2012, the Board of Directors approved the grant of 807,648 ‘A’ ordinary share options to certain employees and consultants with an exercise price equal to the initial public offering price per share. On September 24, 2014 the Company granted 674,045 ‘A’ ordinary share options with a fair market value of $5.43 per option. These options with an $11.00 exercise price, subject to continued employment, will vest annually in three equal tranches from the date of grant. Subsequent to September 30, 2014, on October 8, 2014 a further 133,603 ‘A’ ordinary share options were granted to a consultant with no vesting conditions.

On September 24, 2014 the Board of Directors additionally approved a grant of 50,000 ‘A’ Ordinary share options to an employee with a fair market value of $2.94. Subject to continued employment, these options with $14.97 exercise price, vest annually in three equal, annual tranches from the date of grant, with the first tranche vesting immediately.

The vesting and service conditions of all of the other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within our Prospectus and in subsequent reports, subject to changes in respect of share numbers and values based on the three to one share consolidation and the conversion to US dollar based share values based on the exchange rate ruling on the date the shares were listed on the NYSE. The charge for these awards and grants has been included in administrative costs in the income statement.

9.	EARNINGS PER SHARE

	Three months ended September 30,				Six months ended September 30,
	2014		2013		2014		2013
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Earnings/(loss) attributable to the equity holders of the parent	$2,923	$2,923	$1,199	1,199	$(936)	$(936)	$8,811	$8,811

Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(49)	—	(47)	—	(83)	—	(61)

Adjusted earnings/(loss) attributable to equity holders of the parent	$2,923	2,874	$1,199	1,152	$(936)	$(1,019)	$8,811	$8,750

Number of shares
Weighted average number of shares	54,855,355	54,855,355	39,713,751	39,713,751	51,948,580	51,948,580	39,578,947	39,578,947

Potential dilutive effect related to share based compensation scheme	—	541,111	—	708,450	—	—	—	185,274

Adjusted weighted average number of shares	54,855,355	55,396,466	39,713,751	40,422,201	51,948,580	51,948,580	39,578,947	39,764,221

Earnings per share
Earnings/(loss) attributable to the equity holders of the parent per share (cents)	5.3	5.2	3.0	2.9	(1.8)	(2.0)	22.3	22.0

The above table does not split the earnings per share separately for the A Ordinary 30p shares and the B Ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retroactively.

Options under the JSOP can potentially dilute basic earnings per share and have been included as appropriate in the calculation of diluted earnings per share except where they are anti-dilutive. During the three and six months ended September 30, 2013, 2,000,164 shares were not included in diluted earnings per share.

An item not included in the calculation of diluted earnings per share in the six months ended September 30, 2014 due to its anti-dilutive effect was 344,000 shares related to potential dilutive effect related to share based compensation scheme.

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10.	OTHER (LOSSES)/GAINS

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
	(in thousands)
Gains on disposal of property, plant and equipment	$—	$—	$3	$—
Net foreign exchange (losses)/gains	(598)	664	205	175
Net gains/ (losses) on held for trading financial liabilities	396	(987)	(2,009)	5,002
Transaction costs related to equity transactions	(86)	—	(86)	—
	$(288)	$(323)	$(1,887)	$5,177

The net (losses)/gains on held for trading financial liabilities in the three and six months ended September 30, 2014 and 2013, respectively, principally relate to derivative instruments not designated in a hedging relationship.

11.	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses, except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows.

	Six months ended September 30,
	2014	2013
	(in thousands)
Net (gains)/losses on held for trading financial liabilities	$2,009	$(5,002)
Others	189	268
	$2,198	$(4,734)

12.	RELATED PARTY

		As at September 30, 2014		As at March 31, 2014
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$82	—	27	—
550 County Avenue	Rent/Deposit	275	135	241	135
Line Cross Limited	Rent/Deposit	67	—	—	92
NextGen Films Pvt Ltd.	Purchase/Sale	—	14,579	—	16,823
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	522	—	539
Lulla Family	Rent/Deposit	79	410	65	422

Pursuant to a lease agreement that expires on February 28, 2015, our subsidiary Eros International Media Limited (“EIML”) leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. Beginning in August 2010, the lease requires EIML to pay $5,000 each month under this lease. Pursuant to a lease that expires in September 30 2015, EIML leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla for $5,000 per month (see deposits in the table above).

Pursuant to a lease agreement that expires on March 31, 2015, the Group leases for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a Director. The current lease commenced on April 1, 2010, and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real estate property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries. The current lease commenced on November 19, 2009 and requires the Company to pay $166,000 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd on June 27, 2006, the Group agreed to pay $168,000 in the six months ended September 30, 2014 as an annual fee set each year by its Board of Directors of $339,000, in the year ended March 31, 2014, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries.

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The Group has engaged in transactions with NextGen Films Pvt. Ltd, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. NextGen Films Pvt. Ltd. sold film rights of $7,837,000 and $Nil to the Group in the six months ended September 30, 2014 and 2013 respectively. NextGen Films Pvt. Ltd. purchased film rights, including production services of $Nil and $3,114,000 in the six months ended September 30, 2014 and 2013 respectively.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, each of which involved the purchase and sale of film rights. Everest Entertainment Pvt. Ltd. sold film rights of $Nil and $1,000 to the Group in the six months ended September 30, 2014 and 2013 respectively.

All of the amounts outstanding are unsecured and will be settled in cash.

As at September 30, 2014, the Group has provided a corporate guarantee to banks for $4,036,000 (March 31, 2014: $4,163,000) in respect of certain film content capital commitment to NextGen Films Pvt. Ltd. The Company did not earn any fees to provide the financial guarantee.

13.	CONTRACTUAL OBLIGATIONS

	Total	1 Year	2 to 5 Years
	(in thousands)
As at September 30, 2014	$201,042	$74,204	$126,838
As at March 31, 2014	$180,050	$69,999	$110,051

The Group also has certain contractual arrangements in relation to certain contractual content commitments that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group expects that these contingent guarantees totaling at September 30, 2014 $104,146,000 (March 31, 2014: $94,518,000), will become due within the timeframe above.

14.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. The Company distributes its film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world. Revenues are presented based on customer location:

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
	(in thousands)
Revenue by customer location
India	$17,329	$21,132	$42,183	$43,401
Europe	7,412	7,412	14,827	9,555
North America	4,750	2,659	6,292	5,913
Rest of the world	20,424	12,821	31,975	26,118
Total Revenue	$49,915	$44,024	$95,277	$84,987

	India	North America	Europe	Rest of the World
	(in thousands)
Assets
As of September 30, 2014	$250,020	$28	$52,159	$344,996
As of March 31, 2014	$245,887	$28	$39,618	$319,730

15.	PROPOSED UNDERTAKING ACQUISITION

On June 9, 2014, our subsidiary undertaking EIML executed a binding term sheet (“Term Sheet”) to acquire a controlling stake in Universal Power Systems Private Limited (“Techzone”), a company involved in mobile value added services that has a billing integration in place with major telecom operators in India. EIML has made an advance of $2.5 million to Techzone ahead of the completion of the transaction to provide working capital. Subsequently, EIML has entered into a share purchase agreement (“Share Purchase Agreement”) dated February 24, 2015 with Techzone and its promoters to acquire the entire shareholding of Techzone from its promoters (“Transaction”). The Transaction will conclude upon receipt of applicable regulatory approvals and fulfillment of other closing conditions listed in the Share Purchase Agreement.

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ITEM 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Prospectus.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this report. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Prospectus on Form F-1 filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry.

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2014	2013	% change	2014	2013	% change

Revenue	$49,915	$44,024	13.4%	$95,277	$84,987	12.1%

Gross Profit	20,410	17,728	15.1	32,548	30,323	7.3

Operating profit	8,475	6,362	33.2	10,647	14,532	(26.7)

Adjusted EBITDA(1)	13,888	13,526	2.7	21,956	21,985	(0.1)

(1) A reconciliation of the non-GAAP financial measures discussed within this filing to our IFRS net income is shown on pages 21.

Constant currency comparable revenues for the three months and the six months ended September 30, 2014 are $49.9 million and $43.9 million, $95.3 million and $83.1 million, respectively, based on the average rates of exchange for the three months and six months ended September 30, 2013, the average rates of exchange used to convert Indian Rupee to U.S. dollars were INR 60.3 to $1.00 and INR 59.07, respectively.

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Revenue

Revenue increased by 13.4% to $49.9 million in the three months ended September 30, 2014, compared to $44.0 million in the three months ended September 30, 2013. For the six months ended September 30, 2014, revenue increased by 12.1% to $95.3 million, compared to $85.0 million in the six months ended September 30, 2013. Eros released 30 films in the six months ended September 30, 2014, compared to 26 films in the six months ended September 30, 2013, which were comprised of:

	Three months ended
	September 30, 2014	June 30, 2014	September 30, 2013	June 30, 2013
High budget film releases	1	1	—	—
Medium budget film releases	3	3	5	6
Low budget film releases	17	5	5	10
Total new film releases	21	9	10	16

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended September 30, 2014, the aggregate revenue from theatrical, television syndication and digital and ancillary was $17.2 million, $23.6 million and $9.1 million, respectively, compared to $15.1 million, $19.6 million and $9.3 million, respectively, for the three months ended September 30, 2013. For the six months ended September 30, 2014, the aggregate revenue from theatrical, television syndication and digital and ancillary was $36.3 million, $39.1 million and $19.9 million, respectively, compared to $36.7 million, $32.0 million and $16.3 million, respectively, for the six months ended September 30, 2013.

Revenue by customer location from India decreased by 18.0% to $17.3 million in the three months ended September 30, 2014, compared to $21.1 million in the three months ended September 30, 2013 reflecting the change in mix of films and that a number of the medium budget releases were distributed outside of India only. In the six months ended September 30, 2014, revenue from India decreased by 2.8% to $42.2 million, compared to $43.4 million in the six months ended September 30, 2013.

Revenue from Europe remained at $7.4 million for the three months ended September 30, 2014 and September 30, 2013. In the six months ended September 30, 2014, revenue from Europe increased 54.2% to $14.8 million, compared to $9.6 million in the six months ended September 30, 2013 reflecting increased television syndication and digital and ancillary revenues.

Revenue from North America increased 77.8% to $4.8 million in the three months ended September 30, 2014, compared to $2.7 million in the three months ended September 30, 2013 reflecting increased theatrical and catalogue sales. In the six months ended September 30, 2014 revenue from North America increased 6.8% to $6.3 million, compared to $5.9 million in the six months ended September 30, 2013.

Revenue from the rest of the world increased 59.4% to $20.4 million in the three months ended September 30, 2014, compared to $12.8 million in the three months ended September 30, 2013 reflecting strong theatrical and catalogue sales driven by the mix of films and the film library. In the six months ended September 30, 2014 revenue from the rest of the world increased 22.6% to $32.0 million, compared to $26.1 million in the Six months ended September 30, 2013 again reflecting strong theatrical and catalogue sales driven by the mix of films and the film library.

Cost of sales

Cost of sales increased by 12.2% to $29.5 million, compared to $26.3 million in the three months ended September 30, 2013, primarily due to an increase in amortization costs of $2.6 million, from $21.4 million in the three months ended September 30, 2013 to $24.0 million for the three months ended September 30, 2014, reflecting additions to the catalogue films and prior released content. In addition there were content impairment charges of $0.7 million in the three months ended September 30, 2014 as compared to no charges in the three months ended September 30, 2013.

For the six months ended September 30, 2014, cost of sales increased by 14.6% to $62.7 million in the six months ended September 30, 2014, compared to $54.7 million in the six months ended September 30, 2013, primarily due to an increase in amortization costs from $43.5 million in the six months ended September 30, 2013 to $50.5 million in the six months ended September 30, 2014, reflecting additions to the catalogue films and prior released content. In addition content impairment charges were $0.7 million in the six months ended September 30, 2014 as compared to no charges in the six months ended September 30, 2013.

Gross profit

Gross profit was $20.4 million in the three months ended September 30, 2014, compared to $17.7 million in the three months ended September 30, 2013. The increase in gross profit margin for the three months ended September 30, 2014 is primarily attributable to increased revenues in proportion to costs generated by the new release slate as well as the seasonality of contribution on revenue from catalogue sales. As a percentage of revenues our gross profit margin increased to 40.9% in the three months ended September 30, 2014 compared to 40.3% in the three months ended September 30, 2013.

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For the six months ended gross profit was $32.5 million in the six months ended September 30, 2014, compared to $30.3 million in the six months ended September 30, 2013 primarily due to an increase in revenues in proportion to costs generated by the new release slate as well as the timing of contribution on revenue from catalogue sales. As a percentage of revenues our gross profit margin decreased to 34.2% in the six months ended September 30, 2014 compared to 35.7% in the six months ended September 30, 2013.

Income Taxes

The provisions for income taxes on income were $3.1 million and $0.8 million for the three months ended September 30, 2014 and 2013. The provisions for income taxes on income were $4.7 million and $3.9 million for the six months ended September 30, 2014 and 2013. Effective income tax rates were 25.1%, excluding non-deductible share based payment charges and losses on fair valuation of derivatives.

Adjusted EBITDA

Adjusted EBITDA was $13.9 million in the three months ended September 30, 2014 compared to $13.5 million in the three months ended September 30, 2013.The increase reflects the increased gross profit in the period offset partially by higher administrative costs as the Company invests in growing its digital revenues. In the six months ended September 30, 2014 and September 30, 2013, Adjusted EBITDA remained at $22.0 million.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital Changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

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Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
	(in thousands)
Net income	$4,324	$2,797	$1,736	$11,642
Income tax expense	3,148	785	4,689	3,908
Net finance costs	715	2,457	2,335	4,159
Depreciation	364	175	606	359
Amortization (1)	181	122	247	251
Share based payments (2)	5,466	6,203	10,248	6,669
Net (gains)/losses held for trading financial liabilities	(396)	987	2,009	(5,002)
Transaction costs related to equity transactions	86	—	86	—
Adjusted EBITDA	$13,888	$13,526	$21,956	21,986

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

Sources and uses of cash

Net cash from operating activities in the six months ended September 30, 2014 was $39.0 million compared to $40.6 million in the six months ended September 30, 2013, a decrease of 3.9%, due to a decrease in profit before tax of $9.2 million, which was offset by an increase in amortization of intangible content assets of $7.0 million for the six months ended September 30, 2014. In addition, there was an increase in working capital of $9.6 million in the six months ended September 30, 2014, primarily due to an increase in trade and other receivables of $18.0 million and an $8.4 million increase in trade and other payables, compared to a $15.7 million increase in trade and other receivables and a $2.9 million increase in trade and other payables in the six months ended September 30, 2013.

Net cash used in investing activities in the six months ended September 30, 2014 was $104.2 million, compared to $59.8 million in the six months ended September 30, 2013, an increase of 74.2%, reflecting a higher investment in film content. Our investment in film content in the six months ended September 30, 2014 was $102.5 million, compared to $61.2 million in the six months ended September 30, 2013, an increase of $41.3 million.

Net cash from financing activities in the six months ended September 30, 2014 was $97.3 million, compared to $22.0 million in the six months ended September 30, 2013, an increase of 342.3%, principally due to the proceeds of issue of share capital of $92.3 million in the six months ended September 30, 2014 as compared to $0.8 million in the six months ended 30 September, 2013 and the repayment of long term debts of $14.1 million in the six months ended September 30, 2014 as compared to proceeds from long term debt received of $12.9 million in the six months ended 30 September, 2013.

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PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 1A. Risk Factors

Our risk factors have not changed materially since March 31, 2014. Disclosure about our existing risk factors is set forth in “Risk Factors,” in the Prospectus.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds

a)	Sales of Unregistered Securities

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ Ordinary share options with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These options with $Nil exercise price vest subject to certain share price conditions being met on or before May 31, 2015 and employee remaining in service until May 31, 2015. Subsequent to the end of the period, 487,500 of the 525,000 shares under option were issued on December 1, 2014. These restricted share awards will vest subject to the employee remaining in service until May 31, 2015. None of the awards were forfeited during the period.

The sales of the above securities were exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act, or Rule 701 promulgated thereunder as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

b)-c)

Not applicable.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2015	Eros International Plc

	By:	/s/ Jyoti Deshpande
Name: Jyoti Deshpande
Title: CEO and managing director

	By:	/s/ Andrew Heffernan
Name: Andrew Heffernan
Title: Chief Financial Officer

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